Exhibit 99.1

ZTO Express Announces Pricing of Global Offering

SHANGHAI, Sept. 22, 2020 /PRNewswire/— ZTO Express (Cayman) Inc. (NYSE: ZTO) (the “Company” or “ZTO Express”; Stock code: 2057.HK), a leading express delivery company in China, today announced the pricing of the global offering of 45,000,000 ordinary shares (the “Offer Shares”) which comprises an international offering and a Hong Kong public offering.

The final offer price for both the international offering and the Hong Kong public offering (the “Offer Price”) has been set at HK$218 per Share. The Offer Price translates to approximately US$28.13 per American depositary share, each representing one Class A ordinary share of the Company. Subject to approval from The Stock Exchange of Hong Kong Limited (the “SEHK”), the Offer Shares are expected to begin trading on the Main Board of the SEHK on September 29, 2020 under the stock code “2057.” The global offering is expected to close on the same day, subject to customary closing conditions.

The Company has granted the international underwriters an over-allotment option, exercisable until October 22, 2020, to require the Company to issue up to an additional 6,750,000 new Class A ordinary shares at the Offer Price.

The Company plans to use the net proceeds from the global offering for infrastructure and capacity development, empowering network partners and strengthening the network stability, investments in logistics ecosystem and general corporate purposes.

Goldman Sachs (Asia) L.L.C. is the Sole Sponsor, the Sole Global Coordinator, a Joint Bookrunner and a Joint Lead Manager for the proposed global offering.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) have been contained in the prospectus of the Company dated September 17, 2020.

The international offering is being made only by means of a prospectus supplement and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 11, 2020, which automatically became effective upon filing. The registration statement on Form F-3 dated September 11, 2020 and the preliminary prospectus supplement dated September 15, 2020 are available at the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Goldman Sachs & Co. L.L.C., 200 West Street, New York, NY 10282-2198, Attention: Prospectus Department, or E-mail: Prospectus-NY@gs.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the SEHK or the Securities and Futures Commission of Hong Kong.

About ZTO Express (Cayman) Inc.

ZTO Express (Cayman) Inc. is a leading express delivery company in China. Founded in 2002, the Company is China’s leading express delivery service provider based on total parcel volume, with a 19.1% market share in 2019. The Company is the youngest among the scaled express delivery companies in China and the largest in scale and the most profitable among the Tongda Operators, who are the express delivery service providers utilizing the “network partner model” in China, namely the Company, YUNDA Holding Co., Ltd., YTO Express Group Co., Ltd., BEST Inc. and STO Express Co., Ltd. The Company has developed one of the most extensive and reliable delivery networks in China. As of 30 June 2020, the Company’s network covers over 99.2% of cities and counties in China. The Company has achieved rapid growth while maintaining superior profitability and high customer satisfactions. The Company’s total parcel volume increased from 6.2 billion in 2017 to 12.1 billion in 2019, and from 5.4 billion in the six months ended 30 June 2019 to 7.0 billion for the six months ended 30 June 2020. The Company’s net income increased from RMB3.2 billion in 2017 to RMB5.7 billion in 2019.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expect”, “anticipate”, “estimate”, “believe”, “going forward”, “ought to”, “may”, “seek”, “intend”, “plan”, “projection”, “could”, “vision”, “goals”, “aim”, “aspire”, “objective”, “target”, “schedules”, “outlook” and similar statements. Among other things, the description of the proposed offering in this announcement contains forward-looking statements. ZTO Express may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about ZTO Express’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: ZTO Express’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s express delivery market; changes in its revenues and certain cost or expense items; the expected growth in China’s express delivery market; Chinese governmental policies relating to express industry and general economic conditions in China. Further information regarding these and other risks is included in ZTO Express’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and ZTO Express undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investor Relations
Tel: (86) 21 5980 4508

Email: ir@zto.com

Media

Tel: (86) 21 3108 0370

Email: media@zto.com

For further information, please contact:

Wonderful Sky Financial Group Limited
Angie Li / Rachel Xia
Tel: (852) 3970 2273 / (852) 3970 2176
Email: angieliy@wsfg.hk / rachelxiac@wsfg.hk / po@wsfg.hk